May 8, 2020

Re:	Auris Medical Holding Ltd.

Registration Statement on Form F-1
Registration No. 333-237907

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. Eastern Standard Time on May 11, 2020 or as soon thereafter as is practicable.

Sincerely,

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Via EDGAR